Aurora *Platinum Corp.*

PO Box 10102
1650-701 W Georgia St
Vancouver, BC
Canada V7Y 1C6
T 604 687 7778
F 604 688 5175

Unit G
1988 Kingsway
Sudbury, ON
Canada P3B 4J8
T 705 525 0992
F 705 525 7701

info@auroraplatinum.com
www.auroraplatinum.com

RECEIVED

2004 DEC 17 A 10:

OFFICE OF INTERNATI
CORPORATE

SUPPL

04054134

BY MAIL

December 9, 2004

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Aurora Platinum Corp. (the "Company") - File 82-34760

Enclosed please find the Company's documents disseminated during the month of November 2004.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Aurora Platinum Corp.

Susy H. Horna
Executive Legal Assistant

PROCESSED
JAN 07 2005
THOMSON
FINANCIAL



OR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

URORA THIRD QUARTER REPORT

Management's Discussion and Analysis

SEPTEMBER 30, 2004 AND 2003

General

The following Management's Discussion and Analysis of Aurora Platinum Corp. (the "Company"or "Aurora"), dated as at November 10, 2004, should be read in conjunction with the unaudited and audited financial statements including the notes thereto for the period ended September 30, 2004 and year ended December 31, 2003, respectively.

The accompanying financial statements and related notes are prepared in accordance with Canadian generally accepted accounting principles.

Aurora is a development stage mineral exploration company engaged in the acquisition, evaluation and exploration of mineral properties with prospects for hosting nickel-copper-platinum-palladium mineral deposits. Aurora is currently active in Canada and holds a significant portfolio of mineral properties in Ontario and Québec. Aurora is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol ARP.

Aurora is also indirectly involved in gold exploration through Lake Shore Gold Corp. ("Lake Shore") in which Aurora currently holds a 38.4% interest, and diamond exploration through Superior Diamonds Inc. ("Superior") in which Aurora holds a 26% interest. The combined market value of these investments as at September 30, 2004 was $17.0 million.

As a result of equity transactions completed by Lake Shore and Superior during 2003, the Company's interest in both of these subsidiaries was reduced. Consequently, the Company changed the method of accounting for its interest in these previously controlled subsidiaries, from consolidation to the equity basis. The results of operations of Lake Shore were consolidated with those of Aurora for the eight month period ended August 31, 2003 and Superior for the eleven month period ended November 30, 2003. Consequently, comparison to the previous period results may not be meaningful.

Overall Performance

During the nine months ended September 30, 2004, the Company conducted drilling, sampling and follow-up work on a number of its projects and incurred approximately $1.4 million on exploration expenditures.

Drilling resumed on the Foy Offset Dyke at the Nickel Lake Property with hole NI-24-A, a wedge hole to be drilled to a depth of 1,100 metres from its collar in hole NI-24-Y. The hole, still in

progress at the end of the quarter, targets the projected down-plunge westward extension of the Nickel Lake Zone.

Reconnaissance mapping, lithogeochemical sampling and prospecting continued throughout the third quarter on the Temiscamingue Project in the Temiscamingue region of Québec, resulting in new discoveries of gold mineralization, including grab samples assaying 59.8 grams per tonne gold, 42.7 grams per tonne gold and 18.35 grams per tonne gold. Outcrop stripping and channel sampling of these areas was initiated late in the quarter in preparation for a winter drill program.

During the nine months ended September 30, 2004, the Company received proceeds of $2.8 million from the exercise of warrants. The Company is in solid financial condition with working capital of $5.3 million, issued share capital of 21,280,414 shares and a number of advanced stage projects in its portfolio. The Company does not have any long-term debt.

Sudbury Projects, Ontario

Foy-Footwall Joint Venture (Aurora/Falconbridge)

No field work was carried out on the Footwall Property by the Company in the quarter. Digitizing of Falconbridge Mine and East Mine geological and engineering level plans and sections was completed in the quarter, and work is currently ongoing to build three-dimensional computer generated models of the East Mine and Falconbridge Mine. The models will be completed in the fourth quarter and used to assist in generating exploration targets.

The Crazy Creek Zone of structurally controlled footwall-type stringer mineralization rich in copper, PGM (including platinum and palladium) and precious metals is located within the Foy Offset Dyke approximately 5 kilometres west-northwest of the intersection of the Foy Offset Dyke with the Sudbury Igneous Complex ("SIC"). A surface IP (induced polarization) geophysical survey was finished in early June 2004 to better define the extent of the Crazy Creek-type mineralization. Survey results were processed in the third quarter and drill targets defined for a planned fourth quarter drill program.

A surface exploration grid was cut over the Company's Foy South Property. This area covers a section of SIC contact, as well as an extensive zone of footwall Sudbury Breccia with occurrences of blebby chalcopyrite, semi-massive surface sulphide showings, and a well defined protubrance of SIC norite into the surrounding footwall rocks. A surface electromagnetic survey is planned for the fourth quarter to help define drill targets.

Nickel Lake Property (Aurora/Inco)

The Nickel Lake Property consists of five patented claims totalling 71 hectares and lies 1.3 kilometres west-northwest of the north range of the SIC. In 2002, the Company signed an agreement with Inco Limited ("Inco") granting the Company the option to earn a 60% interest in the Nickel Lake Property by spending $2 million over four years on exploration and issuing 75,000 Aurora shares to Inco. The Company can earn a further 10% by preparing, at its expense, a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all of the costs to bring the Property into commercial production, with the Company retaining a 30% interest. During the nine months ended September 30, 2004, the majority of expenditures incurred on the Nickel Lake Property were on drilling ($322,186) and geophysics ($86,401). To date Aurora has incurred a total of $1,857,716 in exploration expenditures.

The Property hosts numerous nickel-copper-PGM sulphide showings. Historical (shallow) drilling by Inco intersected significant sulphide mineralization at Foster Lake, and recent drilling by Aurora at Nickel Lake intersected numerous massive nickel-copper-PGM sulphide occurrences from near surface to 800 metres depth. Airborne electromagnetic surveys indicate that mineralization extends intermittently, along the entire length of the Nickel Lake-Foster Lake corridor (1.4 kilometres). Inco's Nickel Lake nickel-copper-PGM deposit (approximately 1.5 million tonnes) lies 250 metres southeast of Aurora's Nickel Lake Property.

Drilling on the Nickel Lake Property during 2003 and 2004 focused on following up the high-grade intersection reported from drill hole NI-15 (January 2003), in which a zone of massive sulphide from surface to 17.87 metres grading 1.69% nickel, 0.43% copper, 0.07% cobalt, 0.23 grams per tonne gold, 0.64 grams per tonne platinum and 0.88 grams per tonne palladium was intersected.

Drilling and borehole geophysical surveys (NI-20 to NI-25-A) established the presence of a conductive trend 60 metres to 100 metres in strike length (080°) and 435 metres in depth along the hanging wall of the dyke. Holes NI-21, NI-22, NI-25 and NI-25-A intersected the modelled plate and confirmed the presence of economically significant sulphides over a vertical extent of 305 metres. The sulphides form a pipe-like body of westerly plunge that appears to be concentrated at a constriction within the dyke.

Drill hole NI-25 intersected a 40.7 metre section (787.10 metres to 827.80 metres; estimated true width of 22 metres) of intermittent semi-massive sulphide with localized massive sulphide patches.

Length weighted-average assay results for the 40.7 metre interval returned values of 0.77% Ni, 0.87% Cu, and 425 ppb Pt + Pd + Au, including a 10.60 metre interval of 1.03% Ni, 0.78% Cu, and 537 ppb Pt + Pd + Au, and a 4.70 metre interval of 1.34% Ni, 0.53% Cu, and 613 ppb Pt + Pd + Au.

Drill hole NI-25-A was drilled to undercut the semi-massive sulphide intersection of NI-25, to test the bottom portion (815 metres vertical) of the strongly conductive off-hole BHUTEM response detected within drill hole NI-24, and to probe the dyke's constriction. The borehole intersected 183 metres of disseminated blebby pyrrhotite and localized blebby chalcopyrite averaging approximately 3% total sulphide. Included within this larger intersection is a 9.60 metre interval of semi-massive to massive sulphide (approximately 15% total sulphide).

Drill hole NI-24-A was initiated in the third quarter as a wedge hole to be drilled to a depth of 1,100 metres from its collar position at the 450 metre mark in drill hole NI-24. At the end of the quarter NI-24-A was at 626 metres. It will target the projected down-plunge (western) extension of the Nickel Lake Zone, approximately 55 metres west and 75 metres down from the NI-25-A sulphide intersection, and intersect the geophysical conductor at a down-hole depth of approximately 895 metres (870 metres vertical). The hole will also further define the modelled constriction of the dyke.

North Range Property (100% Aurora)

During the quarter, the Company began a detailed field reconnaissance sampling and mapping exploration program on its extensive North Range land package located just north of the SIC contact and east of the Foy-Nickel Lake properties. Activities focused on areas having the greatest potential for hosting footwall-type (copper- and PGM-rich) mineralization. The program was completed in late August. Areas of extensive footwall Sudbury Breccia and sulphide mineralization were identified and will be the focus of fourth quarter surface geophysical surveys to define drill targets.

Timmins MegaTEM Properties

In April of 2003, and as part of the Data Acquisition Agreement for the Abitibi region of northern Ontario and Québec, the Company entered into an agreement with Inco on eight properties recently staked by Inco near Timmins, Ontario. An additional five properties were added later in the quarter. The Company can acquire a 50% interest in the properties by funding twice Inco's expenditures incurred in acquiring the thirteen properties.

The thirteen nickel properties were acquired by Inco to cover electromagnetic conductors identified from recently released airborne electromagnetic surveys over an area north of Timmins. The properties

all lie within a belt of rocks that includes a substantial number of komatiitic flows and related ultramafic intrusives that contain economic to sub-economic nickel deposits. Reconnaissance field mapping and prospecting has been completed, as well as ground magnetics and Horizontal Loop Electromagnetic Survey surveys on selective properties. Drill targets have been defined with drilling to commence in the fourth quarter.

Québec Projects

Temiscamingue Project

In March 2004, the Company signed an agreement with Fieldex Exploration Inc. regarding the Temiscamingue Project in the Temiscamingue region of Québec pursuant to which the parties agreed to form a 50/50 regional joint venture and contribute their respective mineral claims totalling 36,000 hectares. Each party will fund 50% of expenditures over a five year period. This consolidation of ground constitutes the largest land package in the Belleterre Gold Belt and surrounding copper-nickel-PGM and VMS (volcanogenic massive sulphide) style base metal terrains. An airborne magnetic survey was completed in the second quarter and a field prospecting and reconnaissance mapping/sampling program was initiated.

Reconnaissance mapping, lithogeochemical sampling and prospecting continued throughout the third quarter. Activities focused on a number of predefined areas deemed prospective for komattite hosted nickel deposits, vein gold deposits, gabbro hosted nickel-copper-PGM deposits and copper-zinc VMS deposits.

Third quarter discoveries include three new gold showings. Assay results from grab samples from some of these areas were reported in a recent press release (September 16, 2004), and include 59.8 grams per tonne gold, 42.7 grams per tonne gold, and 18.35 grams per tonne gold. Outcrop stripping and channel sampling of these areas was initiated late in the quarter in preparation for a winter drill program.

Midrim/Belleterre Projects

The Company has earned a 70% interest in the Midrim and Belleterre properties by fulfilling its obligations pursuant to both option agreements. Both of these properties are located in the Temiscamingue region of Québec.

Abitibi AEM Project

Compilation work continued on the Inco Abitibi database during the quarter.

Results of Operations

The Company recorded a net loss of $508,117 and income of $209,733 for the three and nine month periods ended September 30, 2004 respectively, compared with income of $353,520 and $1,836 for the same periods ended September 30, 2003. The year-to-date net income in 2004 resulted from the recording of a gain ($1,580,652) on the deemed disposition of the Company's interest in Lake Shore and Superior as a consequence of equity financings completed by both affiliated companies. This was partially offset by operating expenditures, Aurora's equity in the operations of Lake Shore and Superior, stock-based compensation expense and provision for future income tax resulting from the deemed disposition gain.

Consulting and management fees of $182,769 (September 30, 2003 – $437,621) for the nine month period ended September 30, 2004 represent $72,000 (September 30, 2003 – $144,000) in management fees paid to Southwestern Resources Corp. ("Southwestern") pursuant to administrative services agreements between Southwestern and Aurora (offset by $36,000 received from Lake Shore and Superior pursuant to similar administrative agreements) and $146,769 (September 30, 2003 – $293,621) in fees on account of consulting and management services provided by directors, officers and other consultants. The expense was higher in 2003 for the comparative three and nine month periods due to the consolidation of Lake Shore and Superior.

All other general and administrative costs remained relatively unchanged from last year except for the differences due to the consolidation effect of Lake Shore and Superior during the period ended September 30, 2003.

The Company recorded gains of $1,580,652 during the nine month period ended September 30, 2004 on the deemed disposition of its interest in Lake Shore ($1,321,921) and Superior ($258,731) as a result of equity financings completed by both companies. In addition, the Company recorded its share of the equity loss in the operations of Lake Shore ($358,342) and Superior ($121,407) amounting to $479,749. In comparison, a gain of $1,587,954 was recorded during the period ended September 30, 2003 as a result of share issuances by Lake Shore.

Gains or losses on deemed disposition arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) due to such transactions.

Equity in operations of affiliated companies represents the Company's share of the net income or losses for the reporting period in a significantly influenced company. The Company does not receive any cash proceeds (nor is required to make any payments) due to such transactions.

Effective January 1, 2004 the Company is required to record stock-based compensation expense for all stock option grants during the period using a fair value based method. The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and does not affect the Company's equity nor is the Company required to make any payments for such transactions (see MD&A section "Critical Accounting Policies and Estimates"). Stock-based compensation expense in the amount of $78,750 was recorded during the nine months ended September 30, 2004 (September 30, 2003 – $463,068).

Summary of Quarterly Results

FISCAL QUARTER ENDED	**3rd Quarter Sept 30, 2004**	2nd Quarter June 30, 2004	1st Quarter Mar 31, 2004	4th Quarter Dec 31, 2003	3rd Quarter Sept 30, 2003	2nd Quarter June 30, 2003	1st Quarter Mar 31, 2003	4th Quarter Dec 31, 2002
Interest and other income	**$ 28,988**	$ 25,020	$ 37,075	$189,959	$ 35,752	$ 48,033	$ 59,591	$ 51,132
Net (loss) income	**(508,117)**	(251,472)	969,322	152,762	353,520	(322,567)	(29,117)	(512,590)
(Loss) earnings per share*	**(0.02)**	(0.02)	0.05	0.01	0.02	(0.02)	(0.00)	(0.03)

* (Loss) earnings per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters reflects a large variation in the third and first quarters between 2004 and 2003 as well as the fourth quarter between 2003 and 2002. Large gains on deemed dispositions relating to equity financings done by affiliated companies in the third quarter of 2003, the first quarter of 2004 and fourth quarter of 2003 caused the large variations. As well during the first quarter of 2003 the Company wrote off the exploration expenditures relating to the Angliers Property.

Financial Condition, Liquidity and Capital Resources

The Company is not in commercial production on any of its resource properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets and is in good financial condition with working capital of $5,259,498 at September 30, 2004 compared with $4,547,306 as at December 31, 2003.

The increase in working capital of approximately $712,000 resulted from proceeds from the exercise of share purchase warrants totalling $2.8 million which was partially offset by resource property and operating expenditures of approximately $1.4 million ($1.6 million on a cash basis) and $532,000 respectively and a further investment in Lake Shore and property, plant and equipment of approximately $150,000.

During the nine months ended September 30, 2004, the Company issued 1,113,500 common shares pursuant to the exercise of share purchase warrants for proceeds of $2,783,751. The Company also issued 38,364 common shares pursuant to property option agreements.

During the nine months ended September 30, 2004, the majority of resource property expenditures were incurred on the Nickel Lake ($611,645), Temiscamingue ($475,178) and Montcalm ($322,775) properties.

The Company had a net future tax liability as at December 31, 2003 of $1,332,727 resulting from the assignment of the tax deductibility of the related expenditures of the flow through funds raised in previous years. As the liability arose from transactions in the capital of the Company, the corresponding charges were taken directly to deficit as opposed to being charged through operations. An additional future tax liability of $280,273 recorded during the nine month period ended September 30, 2004 arose from the deemed disposition gains resulting from shares issued by Lake Shore and Superior. As this liability did not result from capital transactions, it is reflected as a tax expense in the statements of loss and deficit.

The Company has lease obligations relating to its Sudbury office of $15,183, $60,732 and $35,427 in 2004, 2005 and 2006 respectively.

As at September 30, 2004, there were 2,075,500 stock options and 117,500 warrants outstanding as detailed in note 5(b) and (d) of the notes to the financial statements.

The Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to undertake further exploration and development of its mineral properties. In management's view, the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures.

Critical Accounting Policies and Estimates

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

Effective January 1, 2004 the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendation of CICA 3870, "Stock-based Compensation and Other Stock-based Payments," and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting for stock-based compensation awards using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options were granted. The total amount credited to contributed surplus, on awards granted prior to the entity's adoption of CICA 3870 in respect of stock-based compensation, is $532,535 as at December 31, 2003. Deficit at January 1, 2004 also increased by $532,535. This was previously disclosed in the notes to the financial statements as the pro forma impact on net loss and net loss per share.

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure.

Related Party Transactions

The Company paid a total of $93,050 (September 30, 2003 – $135,791) in consulting and management fees to companies controlled by Daniel Innes, President and CEO of Aurora, and also to the independent directors of the Company. Mr. Innes' fees are charged on a per diem basis and the Chairman of the Company, Alan Moon, receives a monthly fee of $3,000. The other independent directors received an annual fee of $6,000 each during the third quarter of 2004. A total of $72,000 (September 30, 2003 – $144,000) was paid to Southwestern (a monthly fee of $8,000) pursuant to

administrative services agreements between Southwestern and Aurora. The Company also received $36,000 (September 30, 2003 – $36,000) from Lake Shore ($18,000) and Superior ($18,000) under the terms of separate management services agreements (a monthly fee of $2,000 from each company).

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Additional Information

Additional information is provided in the Company's audited financial statements for the periods ended December 31, 2003 and 2002 and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

Directors and Officers

Alan C Moon – *Chairman and Director*
Daniel G Innes – *President, CEO and Director*
Michael D Winn – *Director*
William D McCartney – *Director*
A Murray Sinclair – *Director*
Thomas W Beattie – *Vice President, Corporate Development and Secretary*
Parkash K Athwal – *Vice President, Finance and CFO*
Michael J Byron – *Vice President, Exploration*

Balance Sheets

UNAUDITED	September 30, 2004	December 31, 2003
		(note 1c)
ASSETS		
Current		
Cash and cash equivalents	$ 5,019,955	$ 4,516,031
Exploration advances and other receivables	382,810	262,263
	5,402,765	4,778,294
Investments *(note 3)*	3,848,782	2,617,879
Property, plant and equipment *(note 2)*	147,985	156,503
Resource properties *(note 4)*	16,593,296	15,085,834
	$ 25,992,828	$ 22,638,510
LIABILITIES		
Current		
Accounts payable and accrued charges	$ 133,904	$ 226,428
Due to affiliated company *(note 6)*	9,363	4,560
	143,267	230,988
Future income tax *(note 7)*	1,613,000	1,332,727
	1,756,267	1,563,715
SHAREHOLDERS' EQUITY		
Share capital *(note 5)*	34,493,783	31,620,500
Contributed surplus	957,170	878,420
Deficit	(11,214,392)	(11,424,125)
	24,236,561	21,074,795
	$ 25,992,828	$ 22,638,510

See accompanying notes to financial statements

Approved by the Board

ALAN C MOON

DANIEL G INNES

Statements of Loss and Deficit

UNAUDITED	Three months ended September 30 2004	Three months ended September 30 2003	Nine months ended September 30 2004	Nine months ended September 30 2003
EXPENSES				
Consulting and management fees	$ 72,729	$ 129,593	$ 182,769	$ 437,621
General exploration	48,236	11,685	102,236	17,125
Legal and accounting	19,302	44,349	75,094	129,383
Office expense	70,361	33,747	102,431	163,590
Resource property costs written off	–	–	–	258,630
Shareholder information	26,957	38,101	115,891	228,861
Travel	13,803	10,850	44,809	37,271
Loss before undernoted items	(251,388)	(268,325)	(623,230)	(1,272,481)
Interest and other income	28,988	35,752	91,083	143,376
Equity in operations of affiliated companies *(note 3)*	(285,717)	(18,988)	(479,749)	(18,988)
Gain on shares issued by affiliated companies *(note 3)*	–	1,138,024	1,580,652	1,587,954
Stock-based compensation *(note 5c)*	–	(391,068)	(78,750)	(463,068)
(Loss) income before income tax	(508,117)	495,395	490,006	(23,207)
Provision for future income tax *(note 7)*	–	(270,000)	(280,273)	(270,000)
(Loss) income before non-controlling interest	(508,117)	225,395	209,733	(293,207)
Non-controlling interest	–	128,125	–	295,043
Net (loss) income for the period	(508,117)	353,520	209,733	1,836
Deficit at beginning of period	(10,706,275)	(11,785,779)	(11,424,125)	(11,578,723)
Recovery of income tax on flow through shares	–	(99,901)	–	44,727
Deficit at end of period	$ (11,214,392)	$ (11,532,160)	$ (11,214,392)	$ (11,532,160)
(Loss) earnings per share – basic and diluted	$ (0.02)	$ 0.02	$ 0.01	$ 0.00
Weighted-average number of shares outstanding	21,280,414	19,734,517	21,220,608	19,689,773

See accompanying notes to financial statements

Statements of Cash Flows

UNAUDITED	Three months ended September 30 2004	2003	Nine months ended September 30 2004	2003
OPERATING ACTIVITIES				
Net (loss) income for the period	$ (508,117)	$ 353,520	$ 209,733	$ 1,836
Items not involving cash:				
Gain on shares issued by affiliated companies	–	(1,138,024)	(1,580,652)	(1,587,954)
Non-controlling interest	–	(128,125)	–	(295,043)
Provision for future income tax	–	270,000	280,273	270,000
Equity in operations of affiliated companies	285,717	18,988	479,749	18,988
Stock-based compensation	–	391,068	78,750	463,068
Resource property costs written off	–	–	–	258,630
	(222,400)	(232,573)	(532,147)	(870,475)
Change in non-cash operating working capital items				
Decrease (increase) in exploration advances and other receivables	10,503	(24,992)	4,206	61,489
Increase (decrease) in accounts payable and accrued charges	52,852	45,640	(41,132)	(36,144)
	(159,045)	(211,925)	(569,073)	(845,130)
INVESTING ACTIVITIES				
Resource property expenditures	(431,734)	(400,502)	(1,560,784)	(3,968,315)
Decrease in cash due to change in accounting for affiliated company	–	(3,696,792)	–	(3,696,792)
Investment in affiliated company	–	–	(130,000)	–
Additions to property, plant and equipment	–	(1,308)	(19,970)	(37,767)
	(431,734)	(4,098,602)	(1,710,754)	(7,702,874)
FINANCING ACTIVITIES				
Shares issued	–	–	2,783,751	429,937
Shares issued by affiliated companies	–	2,948,991	–	3,890,320
	–	2,948,991	2,783,751	4,320,257
(Decrease) increase in cash and cash equivalents during the period	(590,779)	(1,361,536)	503,924	(4,227,747)
Cash and cash equivalents at beginning of period	5,610,734	5,775,794	4,516,031	8,642,005
Cash and cash equivalents at end of period	$ 5,019,955	$ 4,414,258	$ 5,019,955	$ 4,414,258
Cash and cash equivalents consist of:				
Cash	$ 229,513	$ 423,373	$ 229,513	$ 423,373
Short-term investments	4,790,442	3,990,885	4,790,442	3,990,885
Cash and cash equivalents at end of period	$ 5,019,955	$ 4,414,258	$ 5,019,955	$ 4,414,258

SUPPLEMENTAL CASH FLOW INFORMATION *(note 8)*

See accompanying notes to financial statements

Notes to Financial Statements

UNAUDITED
NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

1. Significant Accounting Policies

a) These financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation have been included.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual financial statements dated December 31, 2003, except as described in note 1c. These financial statements should be read in conjunction with the audited annual financial statements and notes thereto for the fiscal year ended December 31, 2003.

b) During 2003, the Company changed the method of recording its interests in Lake Shore Gold Corp. ("Lake Shore") and Superior Diamonds Inc. ("Superior"), which were previously controlled subsidiaries, from consolidation to the equity basis for presentation of its balance sheets. The results of operations of Lake Shore and Superior ceased to be consolidated with those of the Company effective September 1, 2003 and December 1, 2003 respectively.

c) As of January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with the recommendation of CICA 3870, "Stock-based Compensation and Other Stock-based Payments," and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting for stock-based compensation awards using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options were granted. The total amount credited to contributed surplus, on awards granted prior to the entity's adoption of CICA 3870 in respect of stock-based compensation, is $532,535 as at December 31, 2003. Deficit at January 1, 2004 also increased by $532,535.

2. Property, Plant and Equipment

			September 30, 2004	December 31, 2003
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Office and other equipment	$ 79,750	$ 31,006	$ 48,744	$ 56,032
Computer equipment	136,378	67,149	69,229	78,360
Leasehold improvements	38,832	8,820	30,012	22,111
	$ 254,960	$ 106,975	$ 147,985	$ 156,503

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $28,488 (September 30, 2003 – $30,439) during the nine month period ended September 30, 2004.

3. Investments

a)

		September 30, 2004	
	Ownership %	Book Value	Market Value
Lake Shore Gold Corp.	38.4	$ 3,685,274	$ 14,098,000
Superior Diamonds Inc.	26.0	163,508	2,950,107
Balance at end of period		$ 3,848,782	$ 17,048,107

		December 31, 2003	
	Ownership %	Book Value	Market Value
Lake Shore Gold Corp.	42.9	$ 2,591,695	$ 19,140,000
Superior Diamonds Inc.	27.6	26,184	5,214,143
Balance at end of period		$ 2,617,879	$ 24,354,143

b)

	Three months ended September 30, 2004		Three months ended September 30, 2003		Nine months ended September 30, 2004		Nine months ended September 30, 2003	
	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)
Lake Shore Gold Corp.	$ –	$ (246,932)	$ 1,138,024	$ (18,988)	$ 1,321,921	$ (358,342)	$ 1,587,954	$ (18,988)
Superior Diamonds Inc.	–	(38,785)	–	–	258,731	(121,407)	–	–
	$ –	$ (285,717)	$ 1,138,024	$ (18,988)	$ 1,580,652	$ (479,749)	$ 1,587,954	$ (18,988)

i) Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from such transactions.

ii) Equity in operations of affiliated companies represents the Company's share of the net losses for the reporting period in a significantly influenced company. The Company does not receive any cash proceeds (nor is required to make any payments) from such transactions.

4. Resource Properties

For the nine month period ended September 30, 2004:

	Falconbridge Properties	Midrim Property	Belleterre Property	Nickel Lake Property	Lansdowne House Property	Other*	Total
Balance, beginning of period	$5,875,712	$1,733,194	$1,334,211	$1,485,287	$2,579,867	$2,077,563	$15,085,834
Property acquisition, assessment and maintenance	8,526	116,040	–	–	88	27,657	152,311
Analytical	3,774	–	–	15,075	–	30,657	49,506
Geophysics	29,546	–	125	38,857	–	150,066	218,594
Geology	12,123	1,134	1,925	86,401	1,449	494,450	597,482
Drilling	–	–	–	322,186	–	168,570	490,756
Project administration	23,532	2,283	–	17,426	6,176	69,580	118,997
Québec refundable tax credits	–	(57,611)	(27,182)	–	–	(35,391)	(120,184)
Balance, end of year	$5,953,213	$1,795,040	$1,309,079	$1,965,232	$2,587,580	$2,983,152	$16,593,296

* Includes: AEM 2000 ($912,217), AEM-Abitibi ($202,203), Rand ($297,122), North Range ($478,613), Montcalm ($322,775), Temiscamingue ($475,178), Miscellaneous ($295,044).

For the year ended December 31, 2003:

	Falconbridge Properties	Midrim Property	Belleterre Property	Nickel Lake Property	Lansdowne House Property	Other*	Total
Balance, beginning of year	$4,393,052	$2,240,837	$1,584,732	$ 873,642	$2,003,269	$2,768,435	$13,863,967
Property acquisition, assessment and maintenance	888	–	94,999	868	26	205,987	302,768
Analytical	58,181	27,571	12,764	10,443	38,968	10,580	158,507
Geophysics	279,551	2,900	–	86,621	26,078	62,269	457,419
Geology	290,587	56,250	29,115	93,036	293,493	189,451	951,932
Drilling	684,677	–	–	380,355	182,687	99,114	1,346,833
Research	–	–	–	–	7,251	–	7,251
Project administration	168,776	5,413	5,323	40,322	28,095	80,981	328,910
Property costs written off	–	–	–	–	–	(258,630)	(258,630)
Deconsolidation of Lake Shore	–	–	–	–	–	(757,443)	(757,443)
Deconsolidation of Superior	–	–	–	–	–	(294,881)	(294,881)
Québec refundable tax credits	–	(599,777)	(392,722)	–	–	(28,300)	(1,020,799)
Balance, end of year	$5,875,712	$1,733,194	$1,334,211	$1,485,287	$2,579,867	$2,077,563	$15,085,834

* Includes: AEM 2000 ($910,667), AEM-Abitibi ($225,734), Rand ($246,382), North Range ($294,186), Miscellaneous ($400,594).

5. Share Capital

a) Issued Capital

During the nine months ended September 30, 2004 and year ended December 31, 2003, changes in issued share capital were as follows:

	For the nine month period ended September 30, 2004		For the year ended December 31, 2003	
	Number of Shares	Amount	Number of Shares	Amount
Issued at beginning of period	20,128,550	$ 31,620,500	19,451,871	$ 30,037,864
Issued on the exercise of stock options	–	–	105,000	80,850
Issued on the exercise of share purchase warrants	1,113,500	2,783,751	483,346	1,267,187
Issued pursuant to property options agreements*	38,364	89,532	88,333	234,599
Issued at end of period	21,280,414	$ 34,493,783	20,128,550	$ 31,620,500

* During the nine month period ended September 30, 2004, the Company issued 23,364 common shares pursuant to the Midrim Property agreement and 15,000 common shares pursuant to the Montcalm Property agreement.

b) Stock Options

At September 30, 2004, there were 2,075,500 stock options outstanding and exercisable under the Company's stock option plan.

	For the nine month period ended September 30, 2004		For the year ended December 31, 2003	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	1,946,500	$ 2.58	1,967,500	$ 2.47
Granted	284,000	$ 1.48	84,000	$ 3.00
Exercised	–	$ –	(105,000)	$ 0.77
Cancelled	(155,000)	$ 2.53	–	$ –
Outstanding at end of period	2,075,500	$ 2.43	1,946,500	$ 2.58

c) Stock-Based Compensation

As a result of 284,000 stock options granted during the nine month period ended September 30, 2004, the Company recorded $78,750 as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $1.05 for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 54%; risk free interest rate of 5%; and expected life of five years.

The stock-based compensation expense for the period ended September 30, 2003 related to stock options granted by Lake Shore and Superior and recorded by Aurora upon consolidation.

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

d) Warrants

As at September 30, 2004, there were 117,500 warrants issued and outstanding with an exercise price of $4.00 and expiration date of December 31, 2004. No carrying values have been assigned to the warrants.

6. Related Party Transactions

Fees amounting to $93,050 (September 30, 2003 – $135,791) were paid on account of consulting and management services provided by directors and directors who are officers. Amounts paid to Southwestern Resources Corp. ("Southwestern") under the terms of an administrative services agreement totalled $72,000 (September 30, 2003 – $144,000). As at September 30, 2004, there was an amount of $9,363 due to Southwestern. The Company also received $36,000 (September 30, 2003 – $36,000) from its affiliated companies, Lake Shore and Superior, under the terms of separate management services agreements and recorded it as an offset to consulting and management fees.

7. Income Taxes

As a result of the assignment of the tax deductibility of the related expenditures of the flow through funds raised in the prior years, the Company has a liability that arises from transactions in the capital of the Company. As a result, the Company has a net future tax liability of $1,332,727 (December 31, 2003 – $1,332,727) with the corresponding charge having been taken directly to deficit as opposed to being charged through operations.

The additional future tax liability of $280,273 (December 31, 2003 – nil), for a total net future tax liability of $1,613,000 at September 30, 2004, does not result from capital transactions and is therefore reflected as a tax expense in the statements of loss and deficit.

8. Supplemental Cash Flow Information

During the period ended September 30, 2004, the Company issued 23,364 common shares valued at $64,322 pursuant to the Midrim Property agreement and 15,000 common shares valued at $25,200 pursuant to the Montcalm Property agreement.

During the period ended September 30, 2003, the Company and its subsidiaries issued an aggregate of 190,000 common shares valued at $200,100 pursuant to various property option agreements.

AURORA

P.O. Box 10102
Suite 1630, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 687 7778
Fax 604 688 5175
www.auroraplatinum.com
[illegible]@auroraplatinum.com